UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-41844

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K  ☐  Form 20-F  ⌧  Form 11-K  ☐  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Home Federal-Grand Island 401(k) Retirement Plan

Former name if applicable:

Address of principal executive office (Street and Number):  221 South Locust Street

City, state and zip code: Grand Island, Nebraska 68801

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the Home Federal-Grand Island 401(k) Retirement Plan (the “Plan”).  Although the Plan’s Annual Report on Form 11-K for the year ended December 31, 2025 had been fully prepared within the prescribed time period, the Plan was unable to complete the necessary iXBRL tagging and testing without unreasonable effort or expense. In order to ensure the accuracy of the information contained in the Form 11-K, the Plan believes it is necessary to obtain an extension of the filing date. The Registrant plans to file the Form 11-K no later than the fifteenth calendar day following the prescribed due date.
.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Bradley Kool  (308) 382-4000
       (Name)     (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  No

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Home Federal-Grand Island 401(k) Retirement Plan
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2026	By: /s/ Bradley M. Kool Bradley M. Kool Chief Financial Officer